UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 09, 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant's name into English)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ 40-F ☐

Correction Pursuant to Information Released on September 09, 2024,

Visionary Holdings Inc., a public Company, trading on the NASDAQ Exchange symbol:” GV”

Hereby informs its Shareholders and the Public with the following information:

According to the Company’s CEO, Visionary Holdings Inc. signed a Memorandum of Understanding (“MOU”) with the Asia Division of Public Investment Fund (PIF) on September 2, 2024, and subsequently issued a 6-K on September 9, 2024 announcing this information to the public and the Company’s Shareholders. However, upon recent verification by the Company’s Chairman, it has been confirmed that Public Investment Fund or (PIF) does NOT acknowledge the MOU signed between its Asia Division and the Company.

Therefore, out of prudence and in the interest of stability, the Company is issuing a 6-K to correct the previous 6-K filed on September 9th, 2024, regarding the Memorandum of Understanding (MOU) with Public Investment Fund (PIF). The company apologizes for any inconvenience caused to investors and to Public Investment Fund.

Going forward the newly appointed Board of Directors of Visionary Holdings Inc., will always adhere to the principle of operating with integrity. We will approach information disclosure with a rigorous attitude, continuously improve the corporate governance and internal control systems, and earnestly protect the rights and interests of Investors and Partners. Once again, we deeply apologize for the inconvenience and thank you all for your understanding and support. Visionary Holdings, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

By:	/s/ Fan Zhou
Name:	Fan Zhou
Title:	Chief Executive Officer

Date: April 9, 2025

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